SEC FILE NUMBER 001-39281
CUSIP NUMBER 87261Y106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D

☐ Form N-CEN	☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________________________________________________________________________

PART I - REGISTRANT INFORMATION

TMC the metals company Inc.
Full	Name of Registrant

Former Name if Applicable

1111 West Hastings Street, 15th Floor
Address of Principal Executive Office (Street and Number)

Vancouver, British Columbia V6E 2J3
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TMC the metals company Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense because it is experiencing a delay in the completion of its condensed consolidated financial statements for the quarter ended September 30, 2024, which is primarily due to an assessment of the impact on these financial statements with respect to the Company entering into a securities purchase agreement on November 14, 2024 in connection with a registered direct offering of common shares and Class B warrants to purchase common shares.

The Company expects to file the Form 10-Q within the five calendar day extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Craig Shesky Chief Financial Officer	(888)	458-3420
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or

Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period the the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company announced its unaudited financial results for the quarter ended September 30, 2024 in an earnings press release issued on November 14, 2024, which was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K furnished to the Securities and Exchange Commission (the “SEC”) on the same date. The Company reported that it held cash of approximately $0.4 million, short-term debt of $9.2 million and accounts payable and accrued liabilities of $48.0 million as of September 30, 2024. In addition, for the three months ended September 30, 2024, the Company reported (i) a net loss of approximately $20.5 million, or $0.06 per share, (ii) exploration and evaluation expenses of $11.8 million and (iii) general and administrative expenses of $8.1 million.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including statements regarding the Company’s ability to complete the filing of the Form 10-Q within the 5-day extension period and the Company’s expectation that the financial results reported in its earnings press release as of and for the three months ended September 30, 2024 will be the same as those reported in the Form 10-Q. These statements are based on current expectations as of the date of this Notification of Late Filing on Form 12b-25 and involve a number of risks and uncertainties, which may cause results to differ materially from those indicated by these forward-looking statements. These risks include, without limitation, risks related to the inability of the Company to receive the amendment signed by an authorized signatory in a timely basis, or at all, changes in the Company’s expected financial results due to the inability to receive the amendment signed by an authorized signatory or otherwise, the Company’s ability to complete the Form 10-Q, including the financial statements for the quarter ended September 30, 2024, and the possibility that it will not be able to do so within the anticipated time period and other risks detailed in the Company’s filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 25, 2024, as updated in subsequent filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b-25.  The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

TMC the metals company Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2024	By:	/s/ Craig Shesky
Craig Shesky Chief Financial Officer